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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section

JUL 3 0 2010

Washington, DC 110

SEC FILE NUMBER
8 - 19327

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **June 1, 2009** (MM/DD/YY) AND ENDING **May 31, 2010** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER DEALER:

Douglas & Co. Municipals, Inc.

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

14 East 60th Street, Suite 502
(No. And Street)

New York	**NY**	**10022**
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

I. Douglas Harris — **(212) 826-3303**
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report *

FULVIO & ASSOCIATES, LLP **ATTN: JOHN FULVIO, CPA**
(Name - *if individual state last, first, middle name*)

5 WEST 37TH ST – 4TH FL	**NEW YORK**	**NY**	**10018**
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☑ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of it possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as basis for the exemption. See section 240.17a-5(e)(2).*

8/10/10

OATH OR AFFIRMATION

I, **I. Douglas Harris**, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of **Douglas & Co. Municipals, Inc.**, as of **May 31, 2010**, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

____

____

____



Signature

President

Title

Brian R. Bollinger
Notary Public, State of New York
No. 01BO6127461
Qualified in Nassau County
Commission Expires May 23, 2013



Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Cash Flows.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors
- ☑ (g) Computation of Net Capital
- ☑ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3
- ☑ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation or Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation
- ☑ (l) An oath or affirmation.
- ☑ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed sin the date of previous audit.
- ☑ (o) Supplemental independent Auditors Report on Internal Accounting Control.

****For conditions of confidential treatment of certain portions of this filing see section 240.17a-5(e)(3).*

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

July 20, 2010

Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

RE: DOUGLAS & CO. MUNICIPALS, INC.
CRD # 7176 SEC # 8-19327

To whom it may concern:

In connection with the audit of the accounts of Douglas & Co. Municipals, Inc. at May 31, 2010, we enclose two copies each of the following reports.

1. Financial Statements and Supplementary Schedule and Independent Auditors' Supplementary Report on Internal Accounting Control (Confidential), as of May 31, 2010;

2. Statement of Financial Condition as of May 31, 2010.

Please note that, as designated on the various covers, the FINANCIAL STATEMENTS AND SUPPLEMENTAL INFORMATION, YEAR ENDED MAY 31, 2010 (item 1 above), is being filed on the confidential treatment basis provided for in amended Rule 17a-5, Section (e), Paragraph 3, of the Securities Exchange Act of 1934.

Very truly yours

Fulvio & Associates, L.L.P.

By 
Gennaro J. Fulvio

Enclosures

DOUGLAS & CO. MUNICIPALS, INC.

STATEMENT OF FINANCIAL CONDITION

MAY 31, 2010

FULVIO & ASSOCIATES, L.L.P.

Certified Public Accountants

JOHN FULVIO, CPA
SUSAN E. VAN VELSON, CPA
CHRISTIAN TIRIOLO, CPA
KENNETH S. WERNER, CPA

5 West 37th Street
4th Floor
New York, New York 10018
TEL: 212-490-3113
FAX: 212-986-3679
www.fulviollp.com

INDEPENDENT AUDITORS' REPORT

To the Shareholder of
Douglas & Co. Municipals, Inc.:

We have audited the accompanying statement of financial condition of Douglas & Co. Municipals, Inc. (the "Company") as of May 31, 2010. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Douglas & Co. Municipals, Inc. as of May 31, 2010, in conformity with accounting principles generally accepted in the United States of America.

Fulvio + Associates LLP

New York, New York
July 20, 2010

DOUGLAS & CO. MUNICIPALS, INC.
STATEMENT OF FINANCIAL CONDITION
MAY 31, 2010

ASSETS

Cash and Cash Equivalents	$ 252,760
Due from Broker	187,892
Securities owned, at fair value	2,168,845
Other assets	67,581
TOTAL ASSETS	$ 2,677,078

LIABILITIES AND SHAREHOLDER'S EQUITY

Liabilities:	
Accrued expenses payable	$ 37,385
TOTAL LIABILITIES	37,385
Shareholder's equity:	
Preferred stock – $1,000 par value; authorized 200 shares, issued and outstanding none	-
Common stock – no par value; authorized 200 shares, issued and outstanding 100 shares	50,000
Retained earnings	2,589,693
TOTAL SHAREHOLDER'S EQUITY	2,639,693
TOTAL LIABILITIES AND SHAREHOLDER'S EQUITY	$ 2,677,078

The accompanying notes are an integral part of this financial statement.

DOUGLAS & CO. MUNICIPALS, INC.
NOTES TO FINANCIAL STATEMENT
MAY 31, 2010

NOTE 1 - ORGANIZATION

Douglas & Co. Municipals, Inc. (the "Company") is registered as a broker-dealer in municipal bonds with the Securities and Exchange Commission ("SEC") and a member of the Financial Industry Regulatory Authority, Inc. ("FINRA"). The clearance and custodial operations of the Company's proprietary transactions are performed by its clearing broker, Pershing, LLC. At May 31, 2010, all of the securities owned by the Company are maintained at this financial institution. The Company has a $50,000 clearing deposit at the clearing broker.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

The Company records proprietary transactions on a settlement-date basis. For financial statement purposes, the difference between settlement-date and trade-date basis is not material.

Securities owned are valued at fair value with unrealized gains or losses reflected in trading income.

Financial Accounting Standards Board (FASB) Accounting Standards Codification (ASC) 820, Fair Value Measurements and Disclosures (formerly FASB Statement 157, Fair Value measurements) bears no material effect on the financial statements as presented.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Management believes that the estimates utilized in preparing its financial statements are reasonable and prudent. However, actual results could differ from these estimates.

NOTE 3 - NET CAPITAL REQUIREMENT

As a registered broker-dealer and member of the Financial Industry Regulatory Authority, Inc., the Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule 15c3-1, which requires that the Company maintain minimum net capital, as defined, of one-fifteenth of aggregate indebtedness, as defined, or $100,000, whichever is greater. Net capital and aggregate indebtedness change from day-to-day, but as of May 31, 2010, the Company had net capital of $2,424,429 which exceeded minimum requirements by $2,324,429.

NOTE 4 - INCOME TAXES

The Company did not make a provision for regular federal income taxes as a result of a net operating loss carryforward. The Company has net operating loss carryforwards for federal tax purposes of approximately $239,000 of which $46,000 expires in the year 2019, $81,000 in 2024, $60,000 in 2025 and $52,000 in 2026. At May 31, 2010, the Company has a gross deferred tax asset of approximately relating to these net operating losses. The Company has recognized a valuation allowance to offset the entire deferred tax asset.

The entire provision included in the statement of income consists of the state and local income taxes.

NOTE 5 - PROFIT-SHARING PLAN

The Company maintains a noncontributory profit-sharing plan covering its full-time employees. Contributions are made at the Company's discretion. The Company made a contribution of $171,700 for the year ended May 31, 2010.

NOTE 6 - SUBSEQUENT EVENTS

Subsequent events have been evaluated through July 20, 2010, which is the date the financial statements were available to be issued, and no events have been identified which have been material.